UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

HPEV, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Avenue – No. 4A

New York, NY 10075

Tel.: 212-717-5425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273 10 4	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPIRIT BEAR LIMITED EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,491,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,491,054
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,491,054
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 404273 10 4	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

The class of securities to which this Schedule 13D pertains is

HPEV, Inc., common stock, par value $.001 per share [symbol OTCQB:WARM].

The address of HPEV, Inc. (the “Issuer”) is:

HPEV, Inc.

27420 Breakers Drive

Wesley Chapel, FL 33544

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Spirit Bear Limited, a Delaware corporation established on November 20, 2009 (“Reporting Person”).

(b) Reporting Person’s only executive is Jay Palmer, whose business address is 1470 1st Avenue, New York, NY 10075.

(c) Jay Palmer’s present principal occupation is to serve as President and Secretary of Reporting Person.

(d) Neither Reporting Person Spirit Bear Limited, nor any officer, director, or employee of Spirit Bear Limited, has ever been convicted in a criminal proceeding.

(e) During the past five years neither Spirit Bear Limited, nor any officer, director, or employee of Spirit Bear Limited, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jay Palmer is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The monies used to fund the purchase of equities reported in this Schedule 13D are from the working capital of the Reporting Person.

Item 4. Purpose of Transaction.

The purpose of the transaction reported herein is for investment purposes based upon the Reporting Person’s assessment of the potential of Issuer’s technology, including patents and patents pending.

(a) Reporting Person could be required, if a specified objective is met by Issuer, to purchase additional securities of the Issuer; and if that business objective is not achieved, Reporting Person will have a 12 month option to purchase additional securities of the Issuer. In either event, the maximum that Reporting Person could acquire in Preferred Shares and warrants would be equivalent to 4,000,000 shares and 6,000,000 shares, respectively.

(b) Reporting Person knows of no plan or proposal that would result in a merger, reorganization or liquidation involving the Issuer.

(c) Reporting Person has no knowledge of any plan or proposal that would relate to or result in a sale or transfer of a material amount of Issuer’s assets.

(d) Certain stockholders of the Issuer have agreed (1) to nominate to serve as independent directors individuals designated by the Reporting Person in such number as will be equal to the current number of directors, (2) to vote their respective shares for the election of such individuals, and (3) to take such steps as will be necessary to ensure that, during the period of three (3) years beginning on the date of Reporting Person’s purchase of Preferred Shares and warrants, the Issuer’s Board of Directors will at all times be composed of an even number of members of whom at least fifty percent (50.00%) will be designees of the Reporting Person.

(e) Reporting Person has no knowledge of any plan or proposal that relates to or would result in any material change in the present capitalization or dividend policy of the Issuer.

(f) Reporting Person knows of no plan or proposal that would result in a material change in the Issuer’s business or corporate structure.

(g) Reporting Person has no knowledge of any plan or proposal that relates to or would result in any material change in the charter or bylaws, or instruments related thereto, of the Issuer; nor does it know of any other actions that would impede the acquisition of control of the Issuer by any person.

(h) Reporting Person has no knowledge of any plan or proposal that relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Reporting Person has no knowledge of any plan or proposal that relates to or would result in a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of Issuer’s most recent Form 10Q for the quarter ended September 30, 2012, there are 47,646,441 shares of HPEV common stock outstanding. Reporting Person has acquired 200 shares of Series A Preferred stock of Issuer, which are convertible into 4,000,000 shares of HPEV common stock. Further, Reporting Person has acquired warrants for 7,491,054 shares of HPEV common stock Based on the total of 11,491,054 shares of common stock (the sum of the 4,000,000 shares into which Reporting Person’s Preferred Shares are convertible plus the 7,491,054 shares which would be acquired upon exercise of the warrants), Reporting Person has a Nineteen and Forty-Three One-Hundredths percent (19.4%) interest in 59,137,495 shares of Issuer HPEV, Inc.’s $.001 par value common stock.

(c), (d) and (e). These sub items are not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. .404273 10 4	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPIRIT BEAR LIMITED

/s/ Jay A. Palmer

President

December 21, 2012